Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, Tennessee 38103-3672
(901) 543-5900
March 4, 2008
Michael Pressman, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Response to SEC Comment Letter of February 28, 2008, Regarding Quadra Realty Trust, Inc. Schedules 13E-3, File No. 5-83520; Schedule 14D-9, File No. 5-83520; and Schedule TO-T, File No. 5-83520
Dear Mr. Pressman:
     We respectfully submit under cover of this letter Amendment No. 1 to each of the filings referenced above in connection with the tender offer of HRECC Sub. Inc. (the “Purchaser”) for 100% of the shares of common stock of Quadra Realty Trust, Inc. (“Quadra” or the “Company”) not already owned by the Purchaser or its affiliates. We also include herewith Quadra’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter (the “Comment Letter”) issued to Quadra on February 28, 2008. We would be happy to discuss any of our responses with members of the Staff if you have questions or additional comments. In accordance with the Staff’s instructions, we have keyed our responses to the specific numbered comments contained in the Comment Letter.
SCHEDULE 13E-3
COMMENT
1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that Mr. Denner, Mr. Fenk, and Mr. Glynn are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated

Michael Pressman, Esq.
March 4, 2008

November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).
RESPONSE:
We respectfully advise the Staff that the filing persons have considered the issue of whether Messrs. Denner, Fenk and Glynn should be filing persons and have concluded that the positions of Messrs. Denner, Fenk and Glynn with Hypo Real Estate Capital Corporation (“Parent”), the Purchaser and the Company do not result in them being engaged in the going private transaction and, as a result, none of Messrs. Denner, Fenk or Glynn should be added as filing persons for purposes of the Schedule TO-T and the Schedule 13E-3.
Quadra is a New York Stock Exchange-listed company that intends to elect to be treated as a real estate investment trust for its taxable year ended December 31, 2007. Quadra was capitalized in February 2007 by means of (1) the contribution by Parent of certain mortgage assets in exchange for a combination of stock and cash, and (2) the initial public offering (the “IPO”) of Quadra common stock. Immediately after the IPO, Quadra was owned approximately 35% by Parent and 65% by the public. Quadra is externally managed by Parent pursuant to a two-year management agreement which, subject to limited exceptions can be terminated only at the end of its two-year term. Purchaser, a wholly owned subsidiary of Parent formed solely for the purposes of effecting the Offer and the Merger, is the offeror in the tender offer and will merge with and into Quadra after completion of the tender offer. Parent is a wholly-owned subsidiary of Hypo Real Estate Bank International AG (“Hypo International”), which itself is a wholly-owned subsidiary of Hypo Real Estate Holding AG (“Hypo Holding”), a German publicly traded company that is widely held and has a market capitalization in excess of $5 billion. None of Messrs. Denner, Fenk or Glynn own shares of capital stock of Parent, Purchaser or Hypo International, and each own significantly less than 1% of the outstanding shares of Hypo Holding.
As noted in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”), whether a particular affiliate of an issuer is engaged in a going private transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction. The Outline provides that an important aspect of the Staff’s analysis is whether the issuer’s management ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on its board of directors in addition to senior

Michael Pressman, Esq.
March 4, 2008

management positions, and (iii) otherwise be in a position to “control” the surviving company within the meaning of Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”).
Ownership of Outstanding Equity Securities of the Surviving Corporation in the Merger. Mr. Glynn does not own any shares of Quadra common stock. Messrs. Denner and Fenk each own 33,333 restricted shares of Quadra Common Stock (less than 0.2% of Quadra’s outstanding common stock) which were awarded to them pursuant to Quadra’s Equity Plan. Immediately prior to the effective time of the Merger, each of Mr. Denner’s and Mr. Fenk’s restricted shares will vest, the restrictions thereon will lapse, and each restricted share will be cancelled and converted into the right to receive the Merger Consideration. Following consummation of the Merger, none of Messrs. Denner, Fenk or Glynn will own any shares of the surviving corporation’s equity securities, Parent’s equity securities, Hypo International’s equity securities or more than nominal ownership (significantly less than 1%) of Hypo Holding’s equity securities. The surviving corporation will be 100% owned by Parent, and specifically not by any individual stockholders.
Board Seats in Addition to Senior Management Positions at the Surviving Company. While Mr. Denner is currently Quadra’s president and chief executive officer and the deputy chief executive officer and a director of Parent, and Mr. Fenk is currently the vice chairman of Quadra’s board, chief executive officer and a member of the board of directors of Parent and a member of the management board of Hypo International, neither Mr. Denner nor Mr. Fenk will be members of the board of directors or hold senior management positions with the surviving corporation and neither Mr. Denner nor Mr. Fenk participated in the negotiation or approval of the transaction on behalf of any of the filing persons. More specifically, the Special Committee was formed to pursue strategic alternatives and ultimately negotiate the Merger Agreement and neither Mr. Denner nor Mr. Fenk were a part of that committee. Also, neither Mr. Denner nor Mr. Fenk has any severance or other contractual arrangements with either Quadra or Parent as a result of the pending transaction, other than the vesting of restricted stock as described above. We do not believe that a person’s status as a director of both an issuer and an acquiring affiliate (as is the case with Messrs. Denner and Fenk) or both as a director and a member of senior management is, in the absence of additional factors (including, for example, ownership of a material amount of the issuer’s, the acquiring affiliate’s or the surviving company’s outstanding equity securities) sufficient to cause that person to be an affiliate engaged in a going private transaction and, as a result, a filing person. In footnote 6 to Exchange Act Release No. 34-16075 (August 2, 1979), the Staff stated that the SEC “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” We believe this is consistent with the Staff’s published interpretations and comment letters as well as market practice.
While Mr. Glynn is a member of the boards of directors of Parent and Purchaser, is on the management board of Hypo Holding and will be on the board of directors of the surviving corporation, Mr. Glynn does not hold and has never held any position (director, senior management or otherwise) of Quadra and, in his capacity as a director of Parent, has had no day-to-day involvement in Parent’s management of Quadra pursuant to the Management Agreement between Parent and Quadra. Mr. Glynn’s participation in the negotiation of the transaction has

Michael Pressman, Esq.
March 4, 2008

only been in his capacity as an officer and director of Parent. Mr. Glynn has received his directions in conducting the negotiations from Hypo International and Hypo Holding and has no direct personal stake in the outcome of the transaction.
Ability to Control the Surviving Corporation. Following the consummation of the Merger, Parent will be the 100% owner and will control the surviving corporation, and Parent will remain under the ultimate control of Hypo Holding. Since Mr. Glynn is one of eight members of the management board of Hypo Holding which is subject to the supervision of its six member supervisory board, Mr. Glynn will have no “control” over the surviving corporation. Similarly, even if Messrs. Denner and Fenk continue in some capacity with the surviving corporation after the Merger (which has not yet been determined) neither of them will be in a position to “control” the surviving corporation as they too would operate under the discretion and control of Hypo Holding.
Based on the foregoing analysis, we do not believe that Messrs. Denner, Fenk or Glynn are engaged in the going private transaction.
SCHEDULE TO
SUMMARY TERM SHEET
COMMENT
2.	Please revise your Summary Term Sheet so that it appears in bullet point format. Refer to Item 1001 of Regulation M-A. Please reorganize your disclosure to improve the readability of the bulleted information, utilizing plain English principles, such as sub-bullets.
RESPONSE:
We direct the Staff’s attention to the amended and restated Summary Term Sheet which has been reorganized in response to the Staff’s comment. Please see Item 1 of Amendment No. 1 to the Schedule TO.
COMMENT
3.	Please revise your summary term sheet to provide a summary of the material aspects of the going private transaction disclosures. For example, please provide a summary of the fairness determination of the filing persons.
RESPONSE:
We direct the Staff’s attention to the following questions (and corresponding answers) which have been added under the amended and restated Summary Term Sheet to summarize the material aspects of the going private transaction disclosures in response to the Staff’s comment: (i) “What Does the Company’s Board of Directors Think of the Offer?,” (ii) “What is the

Michael Pressman, Esq.
March 4, 2008

Purpose of and the Reasons for the Offer and the Merger?,” (iii) “What are the Plans for the Company After the Offer and the Merger?,” (iv) “What is the Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness?,” (v) “Did Parent or Purchaser Engage a Financial Advisor to Assist in the Evaluation of a Possible Transaction with the Company?,” and (vi) “Do the Company’s Directors and Executive Officers have Different Interests in the Offer and the Merger than the Company’s Stockholders?”
HOW ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT...
COMMENT
4.	We note that you anticipate the company will declare and pay a dividend causing a reduction in offer price. If the bidder changes the price, the tender offer would need to be extended for 10 business days as provided by Rule 14e-1(b). Refer to Interpretive Release No. 34-43069 (July 24, 2000).
RESPONSE:
Since the Company’s inception, the Company has been organized and has operated in such a manner so that it would qualify under the Internal Revenue Code as a real estate investment trust (“REIT”). In order to qualify as a REIT, the Company must pay annual dividends to its stockholders of at least 90% of its REIT taxable income. If the Company does not pay out at least 90% of its 2008 REIT taxable income for the stub period ending on the closing of the Offer, and if no relief applies, then the Company would lose its REIT status for 2008. Under the terms of the Merger Agreement, the Company agreed that any dividend payments on the Company’s shares of common stock between the date of the Merger Agreement and the date that Purchaser accepts and pays for shares validly tendered in the Offer (the “Acceptance Date”), will reduce the Offer Price and the Merger Consideration on a dollar-for-dollar per share basis. In addition, the Company agreed to, immediately prior to the Acceptance Date, declare and pay a dividend to the holders of shares of the Company’s common stock to the extent of the Company’s REIT taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. As a result of any such dividend payment, the Offer Price will be reduced by the exact amount of the additional dividend payment to be received by the Company’s stockholders. The possibility of this reduction in the Offer Price, which, if any, will be de minimus, with an identical increase in the dividend to be received has been prominently disclosed throughout all of the Offer documents, including 13 separate mentions within the Offer to Purchase. In addition, the Company’s stockholders will receive the exact same gross amount of consideration (any dividend payment plus the correspondingly reduced Offer Price), regardless of whether a dividend is paid and reduces the Offer Price or not.
If Purchaser reduces the Offer Price by the amount of any dividend declared and paid out of the Company’s undistributed 2008 REIT taxable income and is then required to extend the Offer period by ten business days from the date such dividend is announced and the Offer Price is reduced accordingly, the Company, in all likelihood, will earn additional 2008 REIT taxable income during the ten business day extension period. Immediately prior to the new Acceptance

Michael Pressman, Esq.
March 4, 2008

Date, the Company would be directed by Parent pursuant to the Merger Agreement to declare and pay a dividend in an amount equal to the Company’s undistributed 2008 REIT taxable income as of such date, the Offer Price would be reduced by the amount of such dividend, and Purchaser would be required to again extend the Offer by ten business days. This cycle continues for so long as the Company earns incremental REIT taxable income during the extension periods. If the Company was able to determine the amount of future REIT taxable income prior to the commencement of the Offer with specificity, then the Company would have been able to determine the amount of any dividend to be paid prior to the Acceptance Date and the Offer Price would not have been subject to reduction for a probable dividend payment with respect to 2008 REIT taxable income in an unknown amount. Unfortunately, as in most cases, the Company’s earnings are dependent on a number of factors, most of which are outside of the Company’s control, and so the dividend payment could not be ascertained at the time the Offer was commenced and the next best option was to include a price adjustment to the Offer Price on a dollar-for-dollar basis to reduce the Offer Price by the amount of any dividends paid by the Company. The net effect to stockholders is the same. They receive $11.00 per share before taxes.
On 6 January 2006, the Staff granted the Nordic Telephone Company ApS and various other offerors (the “Offerors”) an exemption from compliance with Rule 14e-1(b) of the Exchange Act to allow the Offerors to reduce the tender offer price by the amount of a dividend payment made by the target company without having to extend the offer period for the ten business day period required by Rule 14e-1(b). While the relief granted in this particular case differs from the current situation insofar as the relief was granted to allow the Offerors to comply with the maximum offer period permitted by Danish law, we submit that the following factors make the need for non-compliance with Rule 14e-1(b) equally compelling in the particular circumstances: (i) the possible dividend reduction has been prominently disclosed throughout the Offer documents, (ii) the Company’s stockholders will receive the same amount of gross consideration regardless of whether the Offer Price is reduced by the amount of any incremental dividends, and (iii) requiring a ten day extension will (A) delay payment of the Offer Price to the Company’s stockholders who tender their shares in the Offer and (B) create an unbreakable cycle in which the Company will continue to earn REIT taxable income during each successive ten business day extension period which will further delay payment to stockholders.
For the above reasons we believe the disclosure is adequate and that we are not required to extend the Offer upon declaration of the contemplated dividend.
WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND MERGER
COMMENT
5.	Delete the statement holders “should” consult tax advisors. While you may urge shareholders to consult their tax advisor you may not instruct them to do so.

Michael Pressman, Esq.
March 4, 2008

RESPONSE:
We direct the Staff’s attention to (i) the second main bullet point below the question captioned “What Are the U.S. Federal Income Tax Consequences of the Offer and the Merger?” under the amended and restated Summary Term Sheet, which has been revised, as applicable, to state “We recommend that you consult your tax advisor...” and (ii) the amendment and restatement of the last sentence of the fourth paragraph of the section captioned “The Tender Offer — Section 5. Certain Material U.S. Federal Income Tax Considerations” beginning on page 22 of the Offer to Purchase, which has been revised, as applicable, to state “...we recommend that you consult your tax advisor...”. Please see Item 7 under Item 13 (Information Required by Schedule 13E-3) of Amendment No. 1 to the Schedule TO.
COMMENT
6.	Delete the disclaimers that the tax discussion is “subject in its entirety” and that “any discrepancy between this discussion and that summary shall be interpreted in favor of the latter.” Investors are entitled to rely upon your disclosure. Remove this and any similar disclaimers from your disclosure documents relating to this transaction.
RESPONSE:
We direct the Staff’s attention to the question “What Are the U.S. Federal Income Tax Consequences of the Offer and the Merger?” under the amended and restated Summary Term Sheet, under which the following sentence has been deleted in its entirety from the answer: “This discussion is subject in its entirety to the summary set forth in “The Tender Offer — Section 5. Certain Material U.S. Federal Income Tax Considerations” and any discrepancy between this discussion and that summary shall be interpreted in favor of the latter.”
INTRODUCTION
COMMENT
7.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the disclosure document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). Please delete this section or relocate it so that it appears after the Special Factors section.
RESPONSE:
We have deleted in its entirety the section captioned “INTRODUCTION” and restated said section in full on the page immediately following the end of the section captioned “SPECIAL FACTORS.” We direct the Staff’s attention to Item 2 of Amendment No. 1 to the Schedule TO.

Michael Pressman, Esq.
March 4, 2008

SPECIAL FACTORS
COMMENT
8.	The disclaimer “according to the Company’s filings,” appears inappropriate based on the relationship between the filing persons. Delete the similar disclaimers that appear throughout this section.
RESPONSE:
We have deleted the disclaimers “according to the Company” and “according to the Company’s filings.” We direct the Staff’s attention to the first, third, fourth and fifth changes to the disclosure under Item 5 of Amendment No. 1 to the Schedule TO.
COMMENT
9.	We note your references to JPMorgan providing the “requested information” and a “preliminary valuation.” Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.
RESPONSE:
We are filing as an additional exhibit to the Schedule TO, discussion materials provided by JPMorgan to Hypo Holding in October 2007. Please see Exhibit (c)(4) under Item 12 of Amendment No. 1 to the Schedule TO.
COMMENT
10.	Please provide more detailed disclosure of the “certain transaction considerations” referenced on the top of page 15.
RESPONSE:
We direct the Staff’s attention to the second change reflected under Item 5 of Amendment No. 1 to the Schedule TO, which provides more detailed disclosure of the “certain transaction considerations” in accordance with the Staff’s comment.

Michael Pressman, Esq.
March 4, 2008

PURPOSE OF AND REASONS FOR THE OFFER AND THE MERGER
COMMENT
11.	Delete the first and third sentences of this section. In that regard, please carefully review your document and delete all references to the application of Rule 13e-3 being subject to doubt. If you believe the transaction is not subject to Rule 13e-3, please refile your Schedule TO so that it does not appear under the cover of Schedule 13E-3. We may have further comments at that time.
RESPONSE:
We have deleted the first paragraph of the section captioned “Special Factors — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives” beginning on page 22 of the Offer to Purchase to address the Staff’s comment. Please see Item 6 under Item 13 (Information Required by Schedule 13E-3) of Amendment No. 1 to the Schedule TO. All other references to the application of Rule 13e-3 being subject to doubt have been corrected. Please see the response to Staff Comment No. 13 below.
CONSIDERATION OF ALTERNATIVES
COMMENT
12.	Please briefly describe the alternatives considered and state the reasons for their rejection. Refer to item 1013(b) of Regulation M-A.
RESPONSE:
We note in the Offer to Purchase that the Company had approached Parent and Hypo Holding on a few occasions to request additional funding for the business. In each instance, due to market conditions and other factors, such requests were denied. In addition, once a decision had been made by the Special Committee to sell the Company, Parent and the Special Committee discussed two transaction structure alternatives: (i) a cash tender offer followed by a short-form merger and (ii) a single step long-form merger. We direct the Staff’s attention to the factors listed in bullet format under the caption “Consideration of Alternatives” beginning on page 23 of the Offer to Purchase, which factors explain the reasons that a cash tender offer followed by a short-form merger was determined by the filing persons to be a preferable transaction structure to a single step long-form merger. We respectfully submit that the reasons for the filing persons’ decision to select a cash tender offer followed by a short-form merger as the transaction structure are the same as the reasons for the filing persons’ rejection of a single step long-form merger as the transaction structure.

Michael Pressman, Esq.
March 4, 2008

POSITION OF PARENT, PURCHASER, HYPO INTERNATIONAL AND HYPO HOLDINGS AS TO FAIRNESS
COMMENT
13.	Delete the first two sentences of this section. The parties listed are filing persons and must provide the required disclosure.
RESPONSE:
To address the Staff’s comments under this Comment No. 13 and Comment No. 11 above that all references to the application of Rule 13e-3 being subject to doubt be deleted, we have deleted the first two sentences of the first paragraph on page 25 and the second paragraph of page 27 and deleted and replaced the first sentence of the third and fourth paragraphs on page 27 of the Offer to Purchase under the caption “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” to delete the remaining references to the application of Rule 13e-3 being subject to doubt. We direct the Staff’s attention to Item 8 under Item 13 (Information Required by Schedule 13E-3) of Amendment No. 1 to the Schedule TO.
COMMENT
14.	To the extent you are incorporating and adopting disclosure from the Schedule 14D-9, please consider the issues raised comment 20 and revise your disclosure to address any similar issues in this section.
RESPONSE:
We have amended the definition of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 to refer to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 as it may be amended or supplemented from time to time. Please see Item 2 of Amendment No. 1 to the Schedule TO. We have reviewed the amendments to the Schedule 14D-9 in response to the Staff’s comments and determined that no other revisions are necessary to the Schedule TO or the Offer to Purchase as a result of such revisions.
COMMENT
15.	We note your discussion of net book value as relates to fairness. Please expand your disclosure to explain why the filing persons did not consider net book value as a factor impacting fairness when the consideration being offered in the transaction was determined by reference to net book value.
RESPONSE:
As set forth in the first paragraph on page 27 of the Offer to Purchase under the caption “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness,” Parent, Purchaser, Hypo International and Hypo Holding did not consider the net book value of

Michael Pressman, Esq.
March 4, 2008

the Company because net book value was not discussed amongst the reasons for the recommendation described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board.”
The Special Committee believed that net book value of the Company was not a proper measure of fair value because of changes in market interest rates and marketability of assets of the nature held by the Company, which changes would result in a decrease in the fair value of those assets below their book value. The foregoing belief of the Special Committee is based upon the various financial analyses of value by its financial advisor. The disclosure in Schedule 14D-9 has been amended to provide this analysis.
SUMMARY OF JPMORGAN’S PRELIMINARY VALUATION OVERVIEW
COMMENT
16.	Please disclose the amount of fees received or to be received by JPMorgan for services rendered to filing persons during the last two years.
RESPONSE:
In response to the Staff’s comment, we have revised the disclosure to include the aggregate fees received by JPMorgan during 2006, 2007 and 2008 for services it rendered to Hypo Holding and its affiliates. Please see Item 9 under Item 13 (Information Required by Schedule 13E-3) of Amendment No. 1 to the Schedule TO.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
COMMENT
17.	Delete the statement that the disclosure is for general information only.
RESPONSE:
The statement that the tax disclosure is for general information only has been deleted and the paragraph that included such statement has been amended and restated in its entirety. We direct the Staff’s attention to the second change reflected under Item 7 under Item 13 (Information Required by Schedule 13E-3) of Amendment No. 1 to the Schedule TO.
SCHEDULE 13E-3 FILED BY QUADRA REALTY TRUST, INC.
COMMENT
18.	We note that in several places you incorporate from the “offer to purchase” to satisfy the company’s disclosure obligations. In several instances this does not appear to be appropriate. For example, the company’s purposes and reasons for

Michael Pressman, Esq.
March 4, 2008

the transaction are not discussed in the offer to purchase. Please carefully review the disclosure obligations of the company and revise your document accordingly.
RESPONSE:
We have reviewed the cross-references in Quadra’s Schedule 13E-3 and determined that certain cross-references to the Offer to Purchase were in fact either inappropriate or entirely duplicative. Accordingly, we have deleted inappropriate and entirely duplicative cross-references in Items 5 through 9. In addition, we have added to Item 7(a) a cross-reference to Item 4 of Quadra’s Schedule 14D-9 with respect to purposes of the transaction to Quadra.
COMMENT
19.	We note that Item 7.D cross-references to the “tender offer — certain tax consequences.” Please note that Item 1013(d) of Regulation M-A requires a description of the material federal tax consequences to each filing person and that such disclosure must appear in the “Special Factors” section. Please revise.
RESPONSE:
The Offer to Purchase has been amended to add to the section captioned “Special Factors — Certain Effects of the Offer and the Merger,” a description of the tax effect of the Offer and the Merger on the Company. Please see Item 7 under Item 13 (Information Required by Schedule 13E-3) of Amendment No. 1 to the Schedule TO. The amendment also directs readers to “The Tender Offer - Section 5. Certain U.S. Federal Income Tax Considerations.”
COMMENT
20.	We are unable to locate disclosure in the Schedule 14D-9 attempting to comply Item 8 of Schedule 13E-3. To the extent the disclosure in “Item 4 — Reasons for the Recommendation of the Special Committee and the Quadra Board” represents an attempt to comply with Item 1014 of Regulation M-A please revise as follows:
•	Disclose all material factors considered by the board.
RESPONSE
We believe that the Schedule 14D-9 in Item 4 “The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” completely discloses all material factors considered by the board. The text of the disclosure includes 22 bullet points of factors, risks and uncertainties considered.
•	Expand your disclosure to separately address procedural and substantive fairness to unaffiliated security holders.

Michael Pressman, Esq.
March 4, 2008

RESPONSE
We have added disclosure to Item 4 of Schedule 14D-9 entitled “The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” in response to the Staff’s comment.
•	Explain how each factor discussed impacted the board’s consideration of procedural or substantive fairness.
RESPONSE
We have amended Item 4 of Schedule 14D-9 entitled “The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” to expand the disclosure of how certain factors impacted the consideration of the fairness of the proposed transaction by the Special Committee and the Quadra Board.
•	Address each factor outlined in Instruction 2 to Item 1014. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For instance, we are unable to locate reference to going concern value. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).
RESPONSE
We have moved the last paragraph of Item 4 of Schedule 14D-9 entitled “The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” to the lead-in paragraph of that section. The movement of that language makes clear in the initial paragraph of that section that the Special Committee and the Quadra Board determined that it was impracticable to weight the various factors. In addition, we have added disclosure in the bullets entitled “The Company’s Operating and Financial Condition; Prospects of the Company” and “Transaction Financial Terms; Premium to Market Price” to discuss the Special Committee’s and Quadra Board’s consideration of going-concern value, book value and liquidation value.
•	Include a discussion of how the factors listed in Item 1014(c)-(e) of Regulation M-A impacted the board’s procedural fairness analysis.
RESPONSE
Please see the responses to the previous two bullets, which we believe adequately address the Staff’s comment.

Michael Pressman, Esq.
March 4, 2008

•	As this transaction may have different effects on unaffiliated security holders who choose to tender and those who choose not to tender, you should revise your fairness discussion to provide a fairness determination with respect to each group of unaffiliated security holders.
RESPONSE
We respectfully submit that if the tender offer is successful, the Merger will be inevitable. The stockholders receiving cash consideration in the Merger will receive exactly the same consideration that stockholders who tender receive, including the dividend paid immediately prior to the closing of the tender offer, which must be paid to all stockholders. Therefore, we respectfully submit that the revision requested by the Staff in the comment is unnecessary and could be misleading.
•	If one party relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analysis of the party that performed the Item 1014(b) analysis. Refer to Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).
RESPONSE:
We have added language in the second paragraph of the section entitled “The Solicitation and Recommendation” to expressly state that the Quadra Board (excluding the Hypo-Affiliated Directors) has adopted the analysis and conclusion of the Special Committee that the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of stockholders.
COMMENT
21.	Instruction 1 to Item 13 of Schedule 13E-3 permits Item 1010(a) and (b) of Regulation M-A financial information to be omitted if Item 1010(c) of Regulation M-A summary financial information is included. The Historical Selected Financial Data presented in Section 7 does not provide all the information required by Item 1010(c). Please revise your disclosure to include the correct information. In addition, Section 7 states that “We take no responsibility for the information below taken from the Company’s reports filed with the SEC.” Please revise your disclosure to eliminate this statement.
RESPONSE:
Quadra was organized in late 2006 for the purposes of consummating an initial public offering of common stock and acquiring certain assets from Hypo Real Estate Capital Corporation as described in the Schedule 14D-9 under the caption “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Initial Asset Contribution Agreement.” Accordingly, the only

Michael Pressman, Esq.
March 4, 2008

historical audited financial statements Quadra had previously prepared and filed consisted of a balance sheet as of December 31, 2006 reflecting only $100 of assets and equity, which has been incorporated by reference in Item 13. In addition, Quadra has incorporated by reference its financial statements included in its quarterly reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, respectively, in Item 13. We believe that by incorporating all its historical financial statements by reference into its Schedule 13E, Quadra has fully complied with the provisions of Item 13 of the Instructions to Schedule 13E-3. In addition, Quadra has incorporated by reference the information contained in Section 7 of the Offer, “Certain Information Concerning the Company — Historical Selected Financial Information.” This information is presented for all historical periods of Quadra’s existence for which financial statements have been filed and is intended to comply with the provisions of Item 1010(c) of Regulation M-A. The incorporated table has been revised to include a line for the ratio of earnings to fixed charges for the periods presented. We understand that under Instruction 1 to Item 13 of Schedule 13E-3 we are not required to include summarized information due to the inclusion of the historical financial information required by Item 1010 (a) of Reg. M-A. Nevertheless, we have incorporated the summary information by reference in order to match the disclosure in Schedule 14D-9 to that contained in the Offer.
In addition, we have removed the sentence in Section 7 referenced by the Staff.
SCHEDULE 14D-9
COMMENT
22.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the disclosure document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). Please revise your document accordingly.
RESPONSE:
We respectfully submit that the location of the disclosure in a Special Factors section is not supported by very recent precedents for tender offer transactions by affiliates. See e.g. Golden Telecom — File No. 005-56995. We would respectfully point out to the Staff that to comply with the comment would merely involve renaming the section and moving the section immediately ahead of, rather than immediately behind, Item 3, which would have the effect of moving the disclosure up 7 pages from page 11 to page 4. We believe that this particular paragraph of Rule 13e-3 was intended to address issuer tender offers and not tender offers by affiliated parties involving the filing and dissemination of Schedule 14D-9, and we believe that the Staff has not routinely requested this form of disclosure in Schedule 14D-9 in similar transactions.

Michael Pressman, Esq.
March 4, 2008

ITEM 8. OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR
COMMENT
23.	Delete the statement that the summary of the opinion is “qualified in its entirety by reference to the full text of the opinion.” Investors are entitled to rely upon your disclosure.
RESPONSE:
We note the Staff’s comment and would respectfully state that the qualification is only to the full text of the opinion, which is included as a part of Schedule 14D-9, and is not intended to discourage reliance on the disclosure but rather to encourage stockholders to read the full opinion. We note that this language is included in virtually all other Schedule 14D-9 filings that we have reviewed.
COMMENT
24.	Please disclose any financial projections provided to the financial advisor and include a discussion of any assumptions underlying the projections.
RESPONSE:
Blackstone utilized a discounted cash flow (“DCF”) analysis as one measure in support of its fairness opinion. Blackstone’s DCF analysis was a “bottom up” analysis pursuant to which: (i) each mortgage loan in Quadra’s loan portfolio was valued on the basis of future cash flows as if such loan was to be sold at a current spread to applicable interest rate indices and (ii) the cost of operating the company over the periods which the loans were expected to remain outstanding was likewise discounted to the present. While Blackstone received and reviewed a 2008 cash flow projection from Quadra management, the cash flow projection was not used instrumentally in developing Blackstone’s analysis except for a limited number of assumptions regarding the funding and repayment of certain loans, which loans and assumptions are described in the section entitled “Financial Analyses of Blackstone — Discounted Cash Flow Analysis — Loan-by-Loan.” We respectfully submit that insofar as the projections only cover one year (2008), are based on Quadra continuing to operate as a going concern and were not the basis for Blackstone’s DCF analysis except as previously described, the disclosure of those projections in the Schedule 14D-9 would be very likely to confuse and mislead investors.
COMMENT
25.	Please disclose any other fees paid to Blackstone in the last two years. Refer to Item 1015(b)(4) of Regulation M-A.

Michael Pressman, Esq.
March 4, 2008

RESPONSE:
No fees have been paid to Blackstone in the last two years. Disclosure has been added to Schedule 14D-9 in the initial paragraph of the Section entitled “Opinion of the Special Committee’s Financial Advisor” to address the comment.
     The undersigned, on behalf of each of the filing persons, and in response to the request contained in the Comment Letter, acknowledges that: (1) the filing person is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this letter, please call the undersigned either at my office at (901) 543-5901 or on my cell phone at (901) 210-5901.

Sincerely, John A. Good

cc:	Larry Medvinsky, Esq.
Karl Roessner, Esq.